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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE FAIRCHILD CORPORATION
(Name of Subject Company (Issuer))

Phoenix FA Holdings, LLC
(Names of Filing Persons (Offerors))

Class A Common Stock, par value $0.10 per share
(Titles of classes of securities)

303698 10 4
(CUSIP number of class of securities)

Philip S. Sassower
Phoenix FA Holdings, LLC
110 East 59th Street, Suite 1901
New York, NY 10022
Tel: (212) 759-1909
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copy to:

David Warburg, Esq.
Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, New York 10022
Tel: (212) 603-2214

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,750,000	$514.23

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 6,700,000 shares of Class A Common Stock at the maximum tender offer price of $2.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

        ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

        ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☒ third-party tender offer subject to Rule 14d-1.

        ☐ issuer tender offer subject to Rule 13e-4.

        ☐ going-private transaction subject to Rule 13e-3.

        ☐ amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Phoenix FA Holdings, LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 6,700,000 shares of Class A Common Stock, par value $0.10 per share (the "Common Stock"), of The Fairchild Corporation, a Delaware corporation ("Fairchild"), at a purchase price of $2.50 per share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2007 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Item 1.    Summary Term Sheet

        The information set forth in the section "Summary Term Sheet" of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is The Fairchild Corporation. Fairchild's principal executive offices are located at 1750 Tysons Boulevard, Suite 1400, McLean, Virginia 22102. The telephone number at Fairchild's principal executive offices is (703) 478-5800.

        (b)   This Schedule TO relates to the Class A Common Stock, par value $0.10 per share, of Fairchild. Based upon information provided by Fairchild, there were 22,604,835 shares of Class A Common Stock issued and outstanding as of June 30, 2007. The information set forth in the section "Introduction" of the Offer to Purchase is incorporated in this Schedule TO by reference.

        (c)   The information set forth in Section 6 "Price Range of the Common Stock; Dividends; Class B Common Stock" of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 3.    Identity and Background of Filing Person

        This Schedule TO is filed by Phoenix FA Holdings, LLC. The information set forth in Section 9 "Information About Phoenix FA Holdings" of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.    Terms of the Transaction

        The information set forth in the following sections of the Offer to Purchase is incorporated into this Schedule TO by reference: "Introduction," Section 1 "Terms of the Offer," Section 2 "Acceptance for Payment and Payment of the Common Stock," Section 3 "Procedures for Tendering Common Stock," Section 4 "Withdrawal Rights," Section 5 "Material U.S. Federal Income Tax Consequences," Section 7 "Possible Effects of the Offer on the Market for the Common Stock; NYSE Listing; Exchange Act Registration Margin Regulations" and Section 14 "Conditions of the Offer."

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        The information set forth in Section 10 "Past Contacts with Fairchild" of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        The information set forth in Section 11 "Purpose of the Offer" of the Offer to Purchase is incorporated in this Schedule TO by reference.

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Item 7.    Source and Amount of Funds or Other Consideration

        The information set forth in Section 12 "Source and Amount of Funds" of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in Section 13 "Interest in Securities of Fairchild" of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

        The information set forth in Section 16 "Fees and Expenses" of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 10.    Financial Statements

        The Purchaser does not believe its financial statements are material to persons considering the Offer because: (i) the offer is for cash; (ii) the Purchaser has the ability to finance the transaction and the Offer is not subject to any financing condition; and (iii) assuming the Offer is fully subscribed, the Purchaser would control approximately 18.2% of the voting power of Fairchild, which percentage would not reasonably implicate a change of control of Fairchild, as based on Fairchild's most recently filed Annual Report on Form 10-K, over 60% of Fairchild's voting stock is controlled by members of the Steiner family. In addition, the Class B Common Stock of Fairchild has disproportionate voting power (ten votes per share) over the affairs of Fairchild, and the Purchaser will not acquire any shares of Class B Common Stock pursuant to the Offer. The information set forth in Section 6 "Price Range of the Common Stock; Dividends; Class B Common Stock" of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 11.    Additional Information

        The information set forth in Section 15 "Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.    Exhibits

(a)(1)	Offer to Purchase, dated November 19, 2007.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(6)	Press Release issued by Phoenix FA Holdings, LLC on November 19, 2007.
(a)(7)	Form of Summary Advertisement dated November 19, 2007.
(a)(8)	Press Release issued on November 13, 2007, incorporated by reference from Schedule TO filed by Phoenix FA Holdings, LLC on November 13, 2007.

Item 13.    Information Required By Schedule 13e-3.

        Not applicable.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2007

Phoenix FA Holdings, LLC
By: SG Phoenix Ventures IV LLC, its Managing Member
By	/s/ ANDREA GOREN
Name: Andrea Goren
Title: Managing Member

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INDEX TO EXHIBITS

(a)(1)	Offer to Purchase, dated November 19, 2007.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(6)	Press Release issued by Phoenix FA Holdings, LLC on November 19, 2007.
(a)(7)	Form of Summary Advertisement dated November 19, 2007.
(a)(8)	Press Release issued on November 13, 2007, incorporated by reference from Schedule TO filed by Phoenix FA Holdings, LLC on November 13, 2007.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required By Schedule 13e-3.
SIGNATURES
INDEX TO EXHIBITS